COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

September 16, 2015

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)

Columbia Diversified Absolute Return Fund (the Fund)

Post-Effective Amendment No. 233

File No. 2-99356; 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (the Commission) on August 6, 2015, for the above-referenced Post-Effective Amendment (Filing). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Footnote (c) to the Annual Fund Operating Expense table in the Fees and Expenses of the Fund section states that “Management fees reflect the combination of advisory and administrative services fees under one agreement providing for a single management fee. As a result, other expenses do not include administrative services fees. Advisory fees and administrative services fees paid pursuant to separate prior agreements amounted to [ ]% and [ ]% of average daily net assets of the Fund, respectively.” Please remove this footnote as it is neither permitted nor required by Form N-1A.

Response:	The Fund believes that footnote (c) to the Annual Fund Operating Expenses table in the Fees and Expenses of the Fund section is important investor information – without it, investors may view that the Fund’s management fee rate increased from last year, when, in reality, the management fee reflects a combination of the existing advisory and administrative services fees. The Fund will remove footnote (c) at its next annual update.

Comment 2:	Consider revising the title of the Related Performance section to make clear that it is not referring to the Fund’s prior performance.

Response:	The title of this section has been changed to Performance Information of a Related Strategy (Not the Fund).

Comment 3:	The third sentence in the third paragraph of the Related Performance section (to be renamed Performance Information of a Related Strategy (Not the Fund)) of the prospectus states, “The Other Fund is also subject to different rules under the Internal Revenue Code.” Please clarify the differences.

Response:	The disclosure will be revised as follows:

COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Additionally, for federal tax purposes, the Fund intends to qualify for treatment as a regulated investment company while the Other Fund expects to be treated as a partnership (that is not a publicly traded partnership), and as such, the Other Fund is subject to different rules under the Internal Revenue Code.

Comment 4:	Please confirm that the Registrant has proper backup to substantiate performance under Rule 204-2(a)(16) of the Investment Advisers Act.

Response:	So confirmed.

Comment 5:	Please disclose what fees are reflected in the Average Annual Total Returns table in the Related Performance section (to be renamed Performance Information of a Related Strategy (Not the Fund)).

Response:	The requested disclosure has been added to the renamed Performance Information of a Related Strategy (Not the Fund) section.

Comment 6:	Please disclose the source of the prior performance as well as the name of the other fund.

Response:	The source of the prior performance is Columbia Variable Portfolio – Diversified Absolute Return Fund.

Comment 7:	If the method of performance calculation used in the Related Performance section (to be renamed Performance Information of a Related Strategy (Not the Fund)) differs from the standard SEC method, disclose the method of performance calculation used and explain that it differs from the standard.

Response:	The standard SEC method of performance calculation is used.

Comment 8:	Please explain why the Citi One-Month U.S. Treasury Bill Index, used in both the Related Performance (to be renamed Performance Information of a Related Strategy (Not the Fund)) and the Performance Information sections, is the appropriate index for comparison.

Response:	The Citi One-Month U.S. Treasury Bill Index is representative of the performance of one-month Treasury bills. The index is a broad-based index that is appropriate to the investment strategy of the Fund because the Fund seeks to generate absolute returns across different types of market environments. Given the Fund’s non-traditional nature, there is no broad-based index representative of its exact strategy. The Fund can behave differently than a long-only benchmark due to its ability to use shorting and certain derivatives in carrying out its investment strategy. Thus, given its absolute return focus, we believe that this benchmark is an appropriate benchmark.

Comment 9:	With respect to the eighth bullet point under Other Redemption Rules You Should Know, within the Buying, Selling and Exchanging Shares section, please confirm if shareholders are provided with ‘time to cure’ if their account falls below the Fund’s minimum initial investment requirement.

Response:	Dealers are verbally notified prior to these account redemptions and provided with information on how to cure. We have since added the marked disclosure below as clarification.

For broker-dealer and wrap fee accounts: The Fund reserves the right to redeem your shares if your account falls below the Fund’s minimum initial investment requirement. The Fund will notify your broker-dealer prior to redeeming shares, and will provide details on how to avoid such redemption.

COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Comment 10:	Consider revising the title Information Provided by the SEC on the back cover of the prospectus.

Response:	This title has been removed.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Kayla Sylvia at (617) 385-9539.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Assistant Secretary

Columbia Funds Series Trust I